EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(Dollar amounts in thousands, except share per share data)

	Three Months Ended
	March 31,	March 31,
	2006	2005

1. Net income	$1,449	$1,303

2. Weighted average common shares outstanding	3,142,219	3,016,609
3. Common stock equivalents due to dilutive effect of stock options	60,987	123,713

4. Total weighted average common shares and equivalents outstanding	3,203,206	3,140,322

5. Basic earnings per share	$.46	$.43

6. Diluted earnings per share	$.45	$.42

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